

June 26, 2012

<u>Via E-mail</u>
Mr. Jonathan Leinwand
Galea Life Sciences, Inc.
10151 University Blvd., Suite 508
Orlando, Florida 32817

Re: Galea Life Sciences, Inc.
Registration Statement on Form 10-12G
Filed September 29, 2009
File No. 000-15076

Dear Mr. Leinwand:

      We last issued comments to you on the above captioned filing on July 16, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 10, 2012.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Jennifer Riegel at (202) 551-3575 or the undersigned at (202) 551-3715 if you have any questions.

                                        Sincerely,

                                        /s/ Jeffrey Riedler

                                        Jeffrey Riedler
                                        Assistant Director